EXHIBIT 99.1

Prosensa Announces Extraordinary Shareholders Meeting to Appoint Dr. Georges Gemayel

Leiden, The Netherlands, Dec. 10, 2013 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (NASDAQ: RNA), the Dutch biopharmaceutical company focusing on rare diseases with a high unmet medical need, today announced that an Extraordinary General Meeting of Shareholders will be held on January 23rd, 2014 at 14:00 hrs. CET at the offices of Prosensa Holding N.V., J.H. Oortweg 21, 2333 CH Leiden, The Netherlands.

The purpose of the meeting is to appoint Dr. Georges Gemayel, PhD as a new Supervisory Board member.

Dr. Georges Gemayel currently serves on several boards, including those of NPS Pharmaceuticals, Orphazyme, Vascular Magnetics and EpiTherapeutics. Previous board memberships include Executive Chairman of the Board at FoldRx, a neurodegenerative disease company that is now a wholly owned subsidiary of Pfizer and a board director at Adolor Corporation, which has since been acquired by Cubist Pharmaceuticals. Dr. Georges Gemayel's operational experience is extensive, having served as President & CEO of Waltham based Altus Pharmaceuticals and most notably as Executive Vice President of Genzyme Corporation from 2003 to 2008, among others.

"Georges will bring unparalleled industry experience in the rare disease space and strategic corporate leadership to our board at a pivotal time for the company," said David Mott, Chairman of the Supervisory Board of Prosensa.

Hans Schikan, Chief Executive Officer of Prosensa, added, "We welcome Georges as an instrumental addition to our Supervisory Board.  Georges' expertise in rare diseases will be of tremendous value in building our company and developing therapies for rare diseases with a high unmet medical need. His unique experience gleaned from his leadership at Genzyme will be invaluable as we continue to develop our pipeline of DMD candidates."

Dr. Georges Gemayel also added, "Prosensa has established a world-class team with exceptional leadership and I am pleased to have the opportunity to contribute to the company's growth in a meaningful way. It will be an honor to become part of a patient-centric rare disease organization which has been a pioneer in the journey of helping boys with Duchenne muscular dystrophy and their families."

The notice and agenda of the Extraordinary General Meeting are available on the "Investors & Media" section of Prosensa's website at www.prosensa.com. The notice of the Extraordinary General Meeting (which has been filed with the SEC on a Form 6-K) is also available on the SEC's website at www.sec.gov.

Notes to editors

About Prosensa Holding N.V.

Prosensa (NASDAQ: RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

CONTACT: Prosensa Holding N.V.
         Celia Economides, Director IR & Corporate Communications
         Phone: +1 917 975 1983
         Email: c.economides@prosensa.nl